EXHIBIT 23.5

                               [CYBER-CARE LOGO]



                                LETTER AGREEMENT

_______ __, ____

Mr. Alan Mendelson
Axiom Ventures Partners

City Place II
17th Floor

185 Asylum Street
Hartford, CT 06103

Dear Mr. Mendelson:

      The purpose of this letter is to memorialize the terms and conditions of the agreement by and between your company, Axiom Ventures Partners (hereinafter "Axiom") and Cyber-Care, Inc. (the "Company"). The agreement is as follows:

      A. APPOINTMENT AND SERVICES. Company agrees to retain Axiom as their nonexclusive agent and Axiom agrees to accept such appointment and to perform the services set forth below all upon the terms and conditions herein set forth. Axiom agrees to perform or cause to be performed the following services:

      1. Advise the Company and its management with respect to any business finance opportunity with respect to insurance companies that the Company deems compatible with its business plan;

      2. Publicize, as directed, the Company, its businesses and its business plan to the insurance companies;

      3. If requested by the Company, assist Company relative to any negotiations with the insurance companies and provide Company with periodic status reports concerning such negotiations;

      4.    To act as liaison between the Company and the insurance companies;

      5. To advise the Company with respect to communications and information disseminated to and from the insurance companies; and

      6. Promote, develop and implement agreements between the Company and the insurance companies.

      B. OBLIGATIONS OF THE COMPANY. In consideration for the above services, Company agrees to:

      1. Reimburse Axiom for all reasonable and necessary expenses incurred which are directly related to the performance required by this agreement. All expenses must be approved in advance. Axiom must provide appropriate documentation of any expenses incurred. All other expenses, unless otherwise agreed, shall be paid by Axiom.

      2. For services contemplated by this agreement, the Company hereby grants to Axiom a warrant to purchase 200,000 shares of common stock at a price of $5.00.

      C. TERM AND TERMINATION. The initial term of this Letter Agreement shall be one (1) year. This Letter Agreement may be terminated at any time by either party upon a material breach of this Letter Agreement and/or the Confidentiality Agreement by the other party. After the initial term, either party by providing the other party with 10 days prior written notice may terminate this Letter Agreement. The provisions set forth above in respect to the payment of a fee shall survive a termination of this Letter Agreement, other than as a result of a material breach of this Agreement or the Confidentiality Agreement, for a period of one (1) year.

      Axiom is not a registered broker-dealer and will not provide any advice with respect to the purchase or sale of securities.

      If the terms set forth in this letter meet with your approval, please indicate your acceptance by signing a copy of this letter and the confidentiality agreement and return one executed copy of each to the undersigned.

                                                      Very truly yours,

                                                      /s/PAUL C. PERSHES
                                                      Paul C. Pershes, President


           Agreed to and accepted this ____ day of _________, ____.


                                                      /s/ALAN MENDELSON
                                                      Alan Mendelson for
                                                      Axiom Ventures Partners